SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2017

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Prudential plc

2. Reason for the notification:

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

Norges Bank

4. Full name of shareholder(s) (if different from 3.):

n/a

5. Date of the transaction and date on which the threshold is crossed or reached:

24 April 2017

6. Date on which issuer notified:

25 April 2017

7. Threshold(s) that is/are crossed or reached:

Below 5%

8. Details notified:

8A: Voting rights attached to shares

Class/type of shares	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
Ordinary 5p (GB0007099541)	129,908,869	129,908,869	129,079,401	129,079,401		4.99%

8B: Qualifying Financial Instruments

Resulting situation after the triggering transaction:

Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the Instrument is exercised/ converted	% of voting rights
n/a	n/a	n/a	n/a	n/a

8C: Financial Instruments with similar economic effect to Qualifying Financial Instruments

Type of financial instrument	Exercise Price	Expiration date	Exercise/ Conversion Period	Number of voting rights instrument refers to	% of voting rights
n/a	n/a	n/a	n/a	n/a	n/a

Total (A+B+C):

Number of voting rights	% of voting rights
129,079,401	4.99%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

n/a

Proxy Voting:

10. Name of the proxy holder:

Norges Bank

11. Number of voting rights proxy holder will cease to hold:

n/a

12. Date on which proxy holder will cease to hold voting rights:

n/a

13. Additional information:

n/a

Prudential plc is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America.

Contact name for enquiries

Chris Smith, Deputy Company Secretary, +44 (0) 207 548 2115

Company official responsible for making notification

Helen Archbold, Head of Corporate Secretariat

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 April 2017

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Chris Smith

Chris Smith
Deputy Company Secretary